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Enflux

Joshua McCoy · 3rd
CTO at Enflux

Anaheim, California · 95 connections · **Contact info**

About

Concise communication style, detailed abstraction oriented planner, strong technical knowledge.

Experience

CTO
Enflux
Jul 2019 – Present · 4 mos
Irvine, California

Enflux is motion capture clothing for injury prevention and rehabilitation. Our newest product is
Back Alert
getenflux.com
backalerts.com

CTO and Partner
Frolikr
Jun 2018 – May 2019 · 1 yr
Anaheim, California

Lead the development of a cross platform mobile focused app which can learn about the
interests of its users, and based on the profiles of any group of users, recommend things the
whole group would like.
... See more



Time Warner Cable
5 yrs 5 mos



Enterprise Operations Performance Analyst
Jun 2015 – Jun 2018 · 3 yrs 1 mo
Anaheim ca

Identified business processes which could be improved with the use of new data gathering or
reporting tools, and managed projects to design and implement those improvements.

Conducted analysis of technician performance and payment structure, and recom... See more



Vendor Management Specialist
Nov 2013 – Jun 2015 · 1 yr 8 mos

This role was primarily focused on managing relationships with and tasks delegated to vendors
who conducted information processing and analysis tasks for the company, as well as
acquiring, aggregating, and analyzing sales performance data to identify possible business
process and sales strategy improvements.... See more



Sales Reporting Specialist
Feb 2013 – Nov 2013 · 10 mos
Raleigh-Durham, North Carolina Area

Constructed daily sales performance reports

Created a weekly written summary of major changes in performance and sales force behavior, probable causes of change, areas of opportunity for growth, and potential operatio... See more

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Education



North Carolina State University
Aerospace Engineering

Skills & Endorsements

Vendor Management

TensorFlow

Tableau

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Interests

Spectrum
Spectrum
151,765 followers



North Carolina State University
253,538 followers

Time Warner Cable
112,136 followers

Frolikr
1 followers